Desert Sun.

upcoming gala in Indian Wells

DeAnn Lubell Special to The Desert Sun

Published 12:21 a.m. PT March 4, 2022

The Coachella Valley is known for many things: exquisite desert beauty, luxury resort industry, vast agriculture enterprises — but most importantly, philanthropy. And thankfully, our desert community has been blessed with many generous people in the area, including the **Foster family**.

The Foster family has been in the Coachella Valley since 1931 when Frank Foster followed the lead of a friend who established a date garden in Indian Wells. In the years following World War II, Frank returned to the desert, married Catherine Marren and launched a fertilizer company in 1958 with his partner Bill Gardner. In the 1970s, Frank's son **John** and his wife, **Joan**, bought out Gardner and together with their siblings **Mary**, **Tom Edward**, **Joseph** and **Patricia** developed the fertilizer company into a multifaceted family-owned business that remains in operation today. In 1990, John and Joan established the West Coast Turf company.

The elder Frank Foster grew up in an orphanage. That childhood experience created a man who valued family and who desired to create a safe and stable place for children. His children and grandchildren have carried on these values set by their father and grandfather. In 2002, when the **Boys & Girls Clubs of Coachella Valley** opened its Coachella Clubhouse doors, it was named The Frank Foster and Palmer Powell Family Clubhouse.(Frank and Powell were close friends who, in the 1930s, saw opportunity in the Coachella Valley in farming.)

An elected board member of the organization for nearly 50 years, **John Foster**, as well as the entire Foster family, have dedicated heart, time and money and continue to do so to this day. In 1981, John volunteered to chair the newly formed Boys & Girls Clubs of Coachella Valley's auction committee. Now in its 40th year, these annual auction galas have been highly successful and memorable events producing impressive revenues. It was important to the Fosters to achieve fiscal sustainability for the organization they dearly cared for.

"Being involved in the agricultural community, it was natural for us to want to support an organization that created a safe place for those kids in need to receive guidance and after-school services," John said. "Every year, the Boys & Girls Clubs of Coachella Valley's four east

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The Boys & Girls Clubs of Coachella greatly appreciates the dedication and involvement of the entire Foster family. So much so, the organization will honoring them at its upcoming annual auction and gala at the Hyatt Regency Indian Wells on Saturday, March 12. Scheduled to perform is American Idol winner and Boys & Girls alumni **Ruben Studdard**.

“John Foster has been our principal leader for years,” said **Quinton Egson**, president and CEO of the Boys & Girls Clubs of Coachella Valley. “John has a great way of setting the tone for the organization; he is a humble and highly competent visionary. There is no doubt t we could not have grown to better address the needs of our constituents without him an others like him. Our organization has been blessed with so many generous, dedicated, caring people, and John is at the top of the list; his advice and financial support have been phenomenal. We are so grateful to have him as the patriarch of our Boys & Girls Club (family) team.”

For more information about Boys & Girls Clubs of Coachella Valley and their upcoming events, visit bgcofcv.org or call (760) 836-1160.

DeAnn Lubell, writer, novelist and publicist, has represented nonprofits and businesses in the areas of marketing, event planning and fundraising productions in the Coachella Valley since 1991. She has served as a publicist for the McCallum Theatre since 2016 and is a PR and marketing representative for the Boys & Girls Clubs of Coachella Valley and Read With Me Volunteer Programs as well as her own newly founded nonprofit Amy's Purpose, an educational pet safety and predator awareness and counseling service.